

October 4, 2011

William W. Smith, Jr.
Chairman of the Board, President and
      Chief Executive Officer
Smith Micro Software, Inc.
51 Columbia
Aliso Viejo, CA 92656

    Re: Smith Micro Software, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2010
           Filed on February 25, 2011
           Forms 10-Q for the Fiscal Quarters Ended March 31 and June 30, 2011
           Filed on May 5 and August 3, 2011
           File No. 000-26536

Dear Mr. Smith:

We have reviewed your letter dated September 9, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 25, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

1.   We note, from your response to prior comment 1, that during your annual goodwill impairment analysis, the fair value of the Productivity and Graphics operating unit was only marginally greater than the operating unit's net assets while the fair value of your other reporting unit, Wireless, "was significantly greater" than the carrying value. Please tell us the estimated fair value, the net book value and the amount of goodwill assigned to each of your operating units for purposes of your annual goodwill impairment analysis as of December 31, 2010.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

2.   On February 8, 2011 you suspended your previously announced 2011 revenue guidance. In your press release you stated that you believed that the revenue shortfall was "a result of [y]our customer carrying sufficient inventory to support sales of mobile broadband services for the first quarter." This statement suggests that the revenue recognized from the inventory sales had already been recognized and that Verizon's sales of products containing your software would have no impact on your revenue. Please explain how this statement is consistent with your revenue recognition policy. In this regard, your response to prior comment 4 stated that Verizon had purchased approximately 1.5 million licenses in the fourth quarter of 2010. Our understanding is that revenue is recognized upon device activation and not license delivery. Therefore, while Verizon purchased a large number of licenses prior to year end, our understanding is that you would not have recognized revenue from those license sales until the devices were activated.

3.   Tell us when you became aware that Verizon had entered into an agreement to sell a version of Apple's iPhone. Tell us whether any of your revenue from Verizon will be iPhone related. In this regard, we note that your software is bundled with various hardware elements sold by Verizon. Clarify whether your software is utilized in the iPhone, as with other Verizon devices.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

4.   Refer to your response to prior comment 6. We note that you identify reasons why the "decline in [your] stock price and market capitalization was not representative of the fair value of the reporting unit as a whole." It appears that as of June 30, 2011 your market capitalization was below your stockholders' equity and yet you did not perform a Step 1 test. Please explain in greater detail why you believe the decline was temporary when it appears to be a result of a permanent loss of revenue from a major customer. Additionally, explain why you believe that the launch of new products will be successful and is sufficient to overcome the reasons for the sharp drop in your stock price. That is, explain why speculative assumptions or forecasts can overcome evidence that appears to be attributable to your stock decline. In addition, explain why the stock price must be at least $4.60 when this would result in a market capitalization below your net asset value.

Other

5.   Discussed at the Canaccord Conference was the "turnaround and bringing the Company back to its former strength." This turnaround appears to have involved termination of employees and closure of at least three company locations. Please tell us when your restructuring plan was approved by management and the board of directors and the estimated costs associated with the plan. Tell us what consideration was given to providing disclosures pursuant to Item 2.05 of Form 8-K. In this regard, it is not clear

whether your headcount reductions were consistent with the termination of employees under a one-time termination benefit plan as described in the Form requirements.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief